Exhibit 99.1

Agria Subsidiary PGG Wrightson Announces Commerce Commission Investigation

BEIJING, CHINA—July 6, 2015 - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that its New Zealand-listed subsidiary, PGG Wrightson Limited (NZSE: PGW) (“PGW”), has confirmed that its livestock division is included in a New Zealand Commerce Commission (the “Commission”) investigation around fees associated with the implementation of National Animal Identification and Tracing Act 2012 (NAIT) requirements in July 2012. PGW has fully cooperated with the Commission in its investigations.

PGW’s Chief Executive, Mark Dewdney, said, “We take the issues that have been raised very seriously. The introduction of the NAIT program was extremely challenging for the livestock industry and PGW committed a lot of effort and resources into making its implementation as effective as possible. PGW considers that the NAIT program is an important initiative to help protect New Zealand farming’s key role as a primary producer and exporter.”

Although PGW is maintaining an on-going dialogue with the Commission in relation to the concerns raised about NAIT-related fees, the Commission has indicated that it has reached the view that the Commerce Act has been breached and has signaled its intention to seek a pecuniary penalty from PGW. In PGW’s view and within the context of the New Zealand Stock Exchange rules, the proposed level of that penalty, while significant, is not materially price-sensitive for PGW.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.